Free Writing Prospectus dated July 29, 2020

Relating to Preliminary Prospectus dated July 24, 2020

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-239772

Vital Farms, Inc.

This free writing prospectus relates to the initial public offering of common stock of Vital Farms, Inc. (“Vital Farms”) and updates and supplements the preliminary prospectus dated July 24, 2020 (the “Initial Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-239772) relating to this offering of our common stock. On July 29, 2020, Vital Farms filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of our common stock, which Amendment No. 2 includes an update to the Initial Preliminary Prospectus, which we refer to as the “Updated Preliminary Prospectus”. Amendment No.  2, including the Updated Preliminary Prospectus, may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1579733/000119312520202339/d841617ds1a.htm

The Updated Preliminary Prospectus reflects (i) an increase in the estimated initial public offering price per share of common stock of Vital Farms from between $15.00 and $17.00 per share to between $19.00 and $21.00 per share (the “Price Range Increase”), (ii) changes related to the Price Range Increase and (iii) certain updates to the Principal and Selling Stockholders section. This free writing prospectus provides an overview of such changes but should be read together with the Updated Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 21 of the Updated Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Updated Preliminary Prospectus.

THE OFFERING

Common stock offered by us	5,040,323 shares

Common stock offered by the selling stockholders	2,772,177 shares (or 3,944,052 shares if the underwriters exercise their option to purchase additional shares of common stock in full)

Common stock to be outstanding after this offering	39,175,767 shares

Use of proceeds	We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $90.1 million assuming an initial public offering price of $20.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our common stock and to facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We currently expect that these capital expenditures will include approximately $15.0 million of net proceeds from this offering to further fund the expansion of Egg Central Station, additional funding for which may also come from cash on hand or borrowings under our credit facility with PNC Bank, National Association. We may also use a portion of the net proceeds we receive from this offering to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

See the section titled “Use of Proceeds” for additional information.

Selling stockholders; concentration of ownership	The selling stockholders identified in this prospectus are selling an aggregate of 2,772,177 shares of common stock in this offering and have granted the underwriters an option to purchase an additional 1,171,875 shares of common stock. Following this offering, our executive officers, directors and stockholders holding more than 5% of our outstanding capital stock, together with their affiliates, will hold, in the aggregate, approximately 71.3% of our outstanding capital stock (excluding any shares purchased in the directed share program described below). See the section titled “Principal and Selling Stockholders” for additional information.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price per share, up to 5% of the shares of common stock offered by this prospectus to certain individuals, including our directors, employees and certain friends and family of Vital Farms identified by our directors and management, through a directed share program. Any shares purchased in the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any director or executive officer. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered under this prospectus. See the section titled “Underwriting.”

Risk factors	You should carefully read the section titled “Risk Factors” beginning on page 21 and the other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our common stock.

Nasdaq trading symbol	“VITL”

The number of shares of common stock that will be outstanding after this offering is based on 34,135,444 shares of common stock outstanding as of March 29, 2020, and excludes:

•

4,915,272 shares of common stock issuable on the exercise of outstanding stock options as of March 29, 2020 under our 2013 Incentive Plan, or 2013 Plan, with a weighted-average exercise price of $3.58 per share;

•	52,888 shares of common stock issuable upon the exercise of outstanding stock options issued after March 29, 2020 pursuant to our 2013 Plan with a weighted-average exercise price of $13.31 per share;

•	196,800 shares of common stock issued on June 9, 2020 upon the exercise of a common stock warrant;

•

3,000,000 shares of common stock reserved for future issuance under our 2020 Equity Incentive Plan, or 2020 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, from which we will issue the IPO Grants and Director IPO Grants described below, plus any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans—2020 Equity Incentive Plan”;

•

820,979 shares of our common stock issuable upon the exercise of stock options to be granted under our 2020 Plan upon the pricing of this offering with an exercise price per share equal to the initial public offering price per share, of which 62,500 shares will be granted to our named executive officers as described under the section titled “Executive Compensation—IPO Grants,” which we refer to as the IPO Grants;

•

45,000 shares of our common stock issuable as restricted stock units to be granted to our non-employee directors under our 2020 Plan on the second trading day following the execution of the underwriting agreement related to this offering, which we refer to as the Director IPO Grants; and

•	900,000 shares of common stock reserved for issuance under our 2020 Employee Stock Purchase Plan, or ESPP, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for future issuance thereunder.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•	a 2.46-for-one stock split of our common stock and convertible preferred stock effected on July 22, 2020;

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 8,192,876 shares of common stock, which will occur immediately prior to the completion of this offering;

•	no exercise of the underwriters’ option to purchase additional shares of common stock from the selling stockholders in this offering; and

•	no exercise of the outstanding stock options described above.

SUMMARY CONSOLIDATED FINANCIAL DATA

	As of March 29, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,711	$1,711	$92,955
Working capital(4)	9,779	9,779	99,878
Total assets	67,422	67,422	157,075
Long-term debt, net of issuance costs, including current portion	10,216	10,216	10,216
Contingent consideration, including current portion	582	582	582
Total liabilities	33,181	33,181	32,735
Convertible preferred stock	23,036	—	—
Total stockholders’ equity	11,030	34,066	124,165

(1)

The pro forma consolidated balance sheet data gives effect to (a) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 8,192,876 shares of common stock and (b) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of 5,040,323 shares of common stock that we are offering at an assumed initial public offering price of $20.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets, working capital and total stockholders’ equity by $4.7 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, total assets, working capital and total stockholders’ equity by $18.6 million, assuming the assumed initial public offering price of $20.00 per share of common stock remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

Risks Related to Ownership of Our Common Stock

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $16.93 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of common stock in this offering and the initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $90.1 million based on an assumed initial public offering price of $20.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock in this offering by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $4.7 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $18.6 million, assuming the assumed initial public offering price of $20.00 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our common stock and to facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We currently expect that these capital expenditures will include approximately $15.0 million of net proceeds from this offering to further fund the expansion of Egg Central Station, additional funding for which may also come from cash on hand or borrowings under our credit facility with PNC Bank, National Association, or the Credit Facility. We may also use a portion of the net proceeds we receive from this offering to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds we receive from this offering. We intend to invest the net proceeds we receive from this offering that are not used as described above in investment-grade, interest-bearing instruments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 29, 2020:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 8,192,876 shares of common stock and (2) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (1) the pro forma adjustments described above and (2) our receipt of estimated net proceeds from the sale of 5,040,323 shares of common stock that we are offering at an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 29, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share and per share amounts)
Cash and cash equivalents	$1,711	$1,711	$92,955

Long-term debt, net of issuance costs, including current portion	10,216	10,216	10,216
Convertible preferred stock, $0.0001 par value, 8,192,876 shares authorized, issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	23,036	—	—
Stockholders’ equity:
Preferred stock, $0.0001 par value, no shares authorized, issued, and outstanding, actual, and 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value, 40,348,565 authorized, 31,437,486 shares issued and 25,942,568 shares outstanding, actual, 310,000,000 shares authorized, 39,630,362 shares issued and 34,135,444 shares outstanding, pro forma, and 310,000,000 shares authorized, 44,670,685 shares issued and 39,175,767 shares outstanding, pro forma as adjusted	3	3	4
Treasury stock, 5,494,918 shares, at cost	(16,276)	(16,276)	(16,276)
Additional paid-in capital	20,051	43,087	133,185
Retained earnings	7,184	7,184	7,184

Total stockholders’ equity attributable to Vital Farms, Inc. common stockholders	10,962	33,998	124,097

Total capitalization	$44,214	$44,214	$134,313

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $4.7 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $18.6 million, assuming the assumed initial public offering price of $20.00 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expense payable by us.

The number of shares of common stock that will be outstanding after this offering is based on 34,135,444 shares of common stock outstanding as of March 29, 2020, and excludes:

•	4,915,272 shares of common stock issuable on the exercise of outstanding stock options as of March 29, 2020 under our 2013 Plan with a weighted-average exercise price of $3.58 per share;

•	52,888 shares of common stock issuable upon the exercise of outstanding stock options issued after March 29, 2020 pursuant to our 2013 Plan with a weighted-average exercise price of $13.31 per share;

•	196,800 shares of common stock issued on June 9, 2020 upon the exercise of a common stock warrant;

•

3,000,000 shares of common stock reserved for future issuance under our 2020 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, from which we will issue the IPO Grants and Director IPO Grants described below, plus as any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans—2020 Equity Incentive Plan”;

•

820,979 shares of our common stock issuable upon the exercise of the IPO Grants, of which 62,500 shares will be granted to our named executive officers as described under the section titled “Executive Compensation—IPO Grants”;

•	45,000 shares of our common stock underlying the Director IPO Grants; and

•

900,000 shares of common stock reserved for issuance under our ESPP, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for future issuance thereunder.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our pro forma net tangible book value as of March 29, 2020 was $28.6 million, or $0.84 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of March 29, 2020, after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 8,192,876 shares of common stock, which will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of 5,040,323 shares of common stock in this offering at an assumed initial public offering price of $20.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 29, 2020 would have been $120.3 million, or $3.07 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $2.23 per share to our existing stockholders and an immediate dilution of $16.93 per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$20.00
Historical net tangible book value per share as of March 29, 2020	$0.22
Increase per share attributable to the pro forma adjustments described above	0.62
Pro forma net tangible book value per share as of March 29, 2020	0.84
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	2.23

Pro forma as adjusted net tangible book value per share after giving effect to this offering		3.07

Dilution per share to new investors in this offering		$16.93

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.12 per share and increase (decrease) the dilution to new investors by $0.88 per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase of 1,000,000 shares in the number of shares of common stock offered by us would increase our pro forma as adjusted net tangible book value by approximately $0.39 per share and decrease the dilution to new investors by approximately $0.39 per share, and each decrease of 1,000,000 shares in the number of shares of common stock offered by us would decrease our pro forma as adjusted net tangible book value by approximately $0.41 per share and increase the dilution to new investors by approximately $0.41 per share, in each case assuming the assumed initial public offering price of $20.00 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 29, 2020, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $20.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	34,135,444	87.1%	$48,670,042	32.6%	$1.43
New investors	5,040,323	12.9%	$100,806,460	67.4%	$20.00

Totals	39,175,767	100.0%	$149,476,502	100.0%	$3.82

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 31,363,267 shares, or 80.1% of the total number of shares of our capital stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to 7,812,500 shares, or 19.9% of the total number of shares of our capital stock outstanding following the completion of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $5.0 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock that will be outstanding after this offering is based on 34,135,444 shares of common stock outstanding as of March 29, 2020, and excludes:

•	4,915,272 shares of common stock issuable on the exercise of outstanding stock options as of March 29, 2020 under our 2013 Plan with a weighted-average exercise price of $3.58 per share;

•	52,888 shares of common stock issuable upon the exercise of outstanding stock options issued after March 29, 2020 pursuant to our 2013 Plan with a weighted-average exercise price of $13.31 per share;

•	196,800 shares of common stock issued on June 9, 2020 upon the exercise of a common stock warrant;

•

3,000,000 shares of common stock reserved for future issuance under our 2020 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, from which we will issue the IPO Grants and Director IPO Grants described below, plus as any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans—2020 Equity Incentive Plan”;

•

820,979 shares of our common stock issuable upon the exercise of the IPO Grants, of which 62,500 shares will be granted to our named executive officers as described under the section “Executive Compensation—IPO Grants”;

•	45,000 shares of our common stock underlying the Director IPO Grants; and

•

900,000 shares of common stock reserved for issuance under our ESPP, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for future issuance thereunder.

To the extent that any outstanding stock options are exercised or new stock options are issued under our equity incentive plans, or that we issue additional shares of capital stock in the future, there will be further dilution to investors participating in this offering. If all outstanding stock options under our 2013 Plan as of March 29, 2020 were exercised, then our existing stockholders, including the holders of those stock options, would own 88.6%, and new investors would own 11.4%, of the total number of shares of our capital stock outstanding following the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock-Based Compensation

Common Stock Valuations

Based on an assumed initial public offering price per share of $20.00, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of March 29, 2020 was approximately $80.7 million, with approximately $44.5 million related to vested stock options.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of July 9, 2020 by:

•	each named executive officer;

•	each of our directors;

•	our directors and executive officers as a group

•	each of the selling stockholders; and

•	each person or entity known by us to own beneficially more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before this offering is based on 34,381,443 shares of common stock outstanding as of July 9, 2020, assuming the automatic conversion of all outstanding shares of convertible preferred stock into 8,192,876 shares of common stock, which will occur immediately prior to the completion of this offering. Applicable percentage ownership after this offering, both assuming no exercise and assuming full exercise of the underwriters’ option to purchase 1,171,875 additional shares of common stock from the selling stockholders, is based on 39,421,768 shares of common stock outstanding immediately after the completion of this offering. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of July 9, 2020. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. The following table does not reflect any shares of our common stock that may be purchased pursuant to our directed share program described under “Underwriting.”

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Vital Farms, Inc., 3601 South Congress Avenue, Suite C100, Austin, Texas 78704.

			Number of Shares		Beneficial Ownership After this Offering
			Being Offered		Assuming the		Assuming the
	Beneficial Ownership Before this Offering		Assuming the Underwriters’ Option is	Assuming the Underwriters’ Option is	Underwriters’ Option is Not Exercised		Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Shares	%	Not Exercised	Exercised in Full	Shares	%	Shares	%
5% Stockholders:
Jason Jones(1)	4,442,410	12.7%	316,979	477,213	4,125,431	10.3%	3,965,197	9.9%
Bowie Strategic Investments, Inc.(2)	3,379,251	9.8%	279,864	421,337	3,099,387	7.9%	2,957,914	7.5%
Entities affiliated with Manna Tree Partners(3)	2,815,012	8.2%	233,135	281,500	2,581,877	6.5%	2,533,512	6.4%
Entities affiliated with SJF Ventures(4)	2,811,744	8.2%	232,864	286,014	2,578,880	6.5%	2,525,730	6.4%
Entities affiliated with Sunrise Strategic Partners(5)	2,701,724	7.9%	223,759	336,873	2,477,965	6.3%	2,364,851	6.0%
Arborview Capital Partners LP(6)	2,258,129	6.6%	187,015	227,749	2,071,114	5.3%	2,030,380	5.2%

Directors and Named Executive Officers:
Matthew O’Hayer(7)	12,300,369	35.6%	1,007,703	1,517,105	11,292,666	28.5%	10,783,264	27.3%
Russell Diez-Canseco(8)	831,845	2.4%	—	—	831,845	2.1%	831,845	2.1%
Brent Drever(9)	2,815,012	8.2%	233,135	281,500	2,581,877	6.5%	2,533,512	6.4%
Glenda Flanagan(10)	3,379,251	9.8%	279,864	421,337	3,099,387	7.9%	2,957,914	7.5%
Daniel Jones(11)	24,600	*	—	—	24,600	*	24,600	*
Kelly Kennedy(12)	12,363	*	—	—	12,363	*	12,363	*
Karl Khoury(13)	2,258,129	6.6%	187,015	227,749	2,071,114	5.3%	2,030,380	5.2%
Scott Marcus(14)	109,731	*	—	—	109,731	*	109,731	*
Denny Marie Post(15)	12,363	*	—	—	12,363	*	12,363	*
Gisel Ruiz(16)	5,712	*	—	—	5,712	*	5,712	*
All current directors and executive officers as a group (10 persons)(17)	22,129,228	61.7%	1,707,717	2,447,691	20,421,511	49.9%	19,681,537	48.1%

Other Selling Stockholders:
Entities affiliated with InvestEco Capital Corp.	1,215,688	3.5%	100,681	151,576	1,115,007	2.8%	1,064,112	2.7%
Lawrence Schwartz	1,161,193	3.4%	96,168	144,781	1,065,025	2.7%	1,016,412	2.6%
Seek Capital Partnership	140,819	*	11,662	17,557	129,157	*	123,262	*
Paul Marsiglio	81,098	*	32,438	32,438	48,660	*	48,660	*
Michael de Pencier	71,223	*	17,806	17,806	53,417	*	53,417	*
Catharine Doncaster	27,032	*	10,814	10,814	16,218	*	16,218	*
Jackie Sleeper	10,688	*	10,688	10,688	—	*	—	*
Terry Gray	8,634	*	8,634	8,634	—	*	—	*
Andrew Snyder	1,967	*	1,967	1,967	—	*	—	*

*	Represents beneficial ownership of less than 1%.
(1)

Includes (a) 333,561 shares held by The Jones Management Trust, formed 8/31/2018, of which Mr. Jones is trustee, (b) 763,461 shares held by The MIPOTH-C Trust, formed 8/31/2018, of which Mr. Jones is trustee, (c) 763,461 shares held by The MIPOTH-J Trust, formed 7/25/2018, of which Mr. Jones is trustee, (d) 1,966,927 shares held by The NANAPA Trust, formed 7/25/2018, of which Mr. Jones is trustee, and (e) 615,000 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of July 9, 2020. In connection with a loan we made to Mr. Jones pursuant to a non-recourse promissory note, Mr. Jones pledged and assigned to us a security interest in 333,561 of such shares, as further described under “Certain Relationships and Related Party Transactions—Director Loans.” Excludes 123,000 shares that each of The MIPOTH-C Trust and The MIPOTH-J Trust may acquire from Matthew O’Hayer at any time on or prior to September 1, 2023 upon exercise of call options pursuant to agreements among Mr. O’Hayer, Mr. Jones and such trusts.
(2)

Bowie Strategic Investments, Inc. (“Bowie”) is a wholly owned subsidiary of Whole Foods Market, Inc. (“WFM”). Amazon.com, Inc. is the ultimate parent company of WFM. John Mackey, Keith Manbeck, Jason Buechel, A.C. Gallo, Sonya Gafsi Oblisk, Glenda Flanagan, James Sud, Christina Minardi and Rob Twyman comprise the investment committee of Bowie and, as a result, may be deemed to share voting and investment power with respect to the shares held by Bowie. The address of Bowie Strategic Investments, Inc. is 550 Bowie Street, Austin, Texas 78703.

(3)

The shares are held by MTP C001 Holdings, LLC (“MTP LLC”). Manna Tree Partner Fund I GP, L.P. (“MTP I”) is the manager of MTP LLC. Manna Tree Partners GP, LLC (“MTP GP”) is the general partner of MTP I. Gabrielle Rubenstein, Ross Iverson and Brent Drever (collectively, the “Investment Committee”) comprise the investment committee of MTP GP and, as a result, may be deemed to share voting and investment power with respect to the shares held by MTP LLC. The address of each of these entities is 2121 North Frontage Road West, Suite 207, Vail, Colorado 81657.

(4)

Includes (a) 2,448,742 shares held by SJF Ventures III, L.P. (“SJF III”) and (b) 363,002 shares held by SJF Ventures IIIA, L.P. (“SJF IIIA” and with SJF III, the “SJF Entities”). SJF GP III, LLC (“SJF GP”) is the general partner of SJF III and SJF GP IIIA, LLC (“SJF GPA”) is the general partner of SJF IIIA. Richard Defieux, David Griest, Arrun Kapoor, Alan Kelley, David Kirkpatrick and Cody Nystrom (collectively, the “Managing Directors”) are the managing members of each of SJF GP and SJF GPA and, as a result, may be deemed to share voting and investment power with respect to the shares held by each of the SJF Entities. The address of each of these entities is 200 North Mangum Street, Suite 203, Durham, North Carolina 27701.

(5)

The shares are held by SSP Vital Farms Holdings, LLC. Sunrise Strategic Partners LLC (“Sunrise”) is the managing member of SSP. Danny James, Jamie Manges, Grant Palmer and Steve Hughes comprise the board of Sunrise and, as a result, may be deemed to collectively exercise voting and investment power with respect to the shares held by SSP. The address of each of these entities is 1426 Pearl Street, Suite 206, Boulder, Colorado 80302.

(6)

Arborview Capital GP LLC (“ACGP”) is the general partner of Arborview Capital Partners LP (“ACP”). Joseph Lipscomb and Karl Khoury are the managing members and the members of the investment committee of ACGP and, as a result, may be deemed to share voting and investment power with respect to the shares held by ACP. The address of ACP is 5425 Wisconsin Avenue, Suite 704, Chevy Chase, Maryland 20815.

(7)

Includes 132,770 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of July 9, 2020. Includes 307,500 shares that are transferable upon exercise of call options held by The MIPOTH-C Trust in respect of 123,000 shares, The MIPOTH-J Trust in respect of 123,000 shares and Russell Diez-Canseco in respect of 61,500 shares.

(8)

Includes 831,845 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of July 9, 2020. Excludes 61,500 shares that Mr. Diez-Canseco may acquire from Matthew O’Hayer upon exercise of a call option pursuant to an agreement between Mr. O’Hayer and Mr. Diez-Canseco, which is immediately exercisable or will be immediately exercisable with respect to 49,200 of such shares within 60 days of July 9, 2020.

(9)	Consists of the shares described in footnote (3).
(10)	Consists of the shares described in footnote (2).
(11)	Includes 24,600 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of July 9, 2020.
(12)	Includes 12,363 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of July 9, 2020.
(13)	Consists of the shares described in footnote (6).
(14)	Includes 109,731 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of July 9, 2020.
(15)	Includes 12,363 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of July 9, 2020.
(16)	Includes 5,712 shares underlying options that are immediately exercisable or will be exercisable within 60 days of July 9, 2020.
(17)	Includes 1,508,991 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of July 9, 2020.

Vital Farms, Inc., the issuer, has filed a registration statement (including the preliminary prospectus dated July 29, 2020) with the SEC in connection with the offering to which this communication relates. Before you invest, you should read the prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You can obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, NC 27560, by telephone at (800) 221-1037 or by email at usa.prospectus@credit-suisse.com.